Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ponix, Inc.
209 Edgewood Ave. SE #102
Atlanta, GA 30303
https://ponixfarms.com/

Up to $1,234,998.72 in Class B Common Stock at $2.46
Minimum Target Amount: $14,998.62

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ponix, Inc.
Address: 209 Edgewood Ave. SE #102, Atlanta, GA 30303
State of Incorporation: DE
Date Incorporated: May 12, 2021

Terms:

Equity

Offering Minimum: $14,998.62 | 6,097 shares of Class B Common Stock
Offering Maximum: $1,234,998.72 | 502,032 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.46
Minimum Investment Amount (per investor): $250.92

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p style="text-align:center"><u>Investment Incentives & Bonuses*</u></p>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest $1,000 within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest $1,000 within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest $1,000 within the first two weeks and receive an 5% bonus shares.

<u>Amount-Based:</u>

$500+ | The Planter

Invest $500+ and receive a free Ponix t-shirt.

$1,000+ | The Cultivator

Invest $1,000+ and receive a free Ponix t-shirt + free Ponix Mini home garden + 5% Bonus Shares.

$2,500+ | The Producer

Invest $2,500+ and receive a free Ponix t-shirt + free Ponix Mini home garden + 7%

Bonus Shares.

$5,000+ | The Harvester

Invest $5,000+ and receive a free Ponix t-shirt + free Ponix Mini home garden + 10% Bonus Shares.

$10,000+ | The Future Farmer

Invest $10,000+ and receive a free Ponix t-shirt + free Ponix Mini home garden + VIP access to Ponix Harvest Invitational Events + 15% Bonus Shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Ponix, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.46/share, you will receive 10 additional shares of Class B Common Stock, meaning you'll own 110 shares for $246. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Ponix, Inc. ("Ponix" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. Ponix, Inc previously operated as Ponix, LLC (organized in New York on Sept. 18, 2014) and has since converted into a Delaware C-Corp. on May 21, 2021.

Ponix establishes and operates autonomous smart indoor vertical farming facilities - providing businesses and consumers direct access to fresh fruits, vegetables, and

herbs - much like a power plant provides residents and businesses with electricity. We believe direct access to the freshest produce hasn't been this easy.

Ponix is building resilient food systems by creating innovative agriculture solutions and deploying them to the commercial market where consumers and communities everywhere can utilize our smart farming technology. Leveraging hydroponics, aquaponics, aeroponics, and indoor vertical growing methods, we are able to produce a variety of high-quality, nutrient-rich, crops with minimal resources and no pesticides. Our zero-waste approach requires 95% less land and 90% less water compared to conventional soil farming.

The Company has filed 4 patents and registered 5 trademarks with USPTO and assigned all of its Intellectual Property to Ponix, Inc. Ponix has plans to license its IP portfolio to other businesses in the future to reach national and international markets.

Competitors and Industry

Competitors

Plenty: Raised $941M so far in total funding. We are different from Plenty because of our hardware design. Currently, the hardware that Plenty utilizes is from ZipGrow Towers and requires more labor than Ponix's hardware design.

AppHarvest: Raised $616.3M so far in total funding. We are different from AppHarvest because we have a vertical farming solution rather than a horizontal farming solution used by AppHarvest. They are currently listed on NASDAQ: APPH

Landscape

According to MarketsandMarkets, the global hydroponic system market is valued at USD 12.1 billion in 2022 and is projected to reach USD 25.1 billion by 2027. The global hydroponic crop market is estimated to be valued at USD 37.7 billion in 2022 and is projected to reach USD 53.4 billion by 2027, recording a CAGR of 7.2%.

Hydroponic systems or soil-less agriculture reduce the farmer's consumption of resources, enabling this farming technique to be adopted by many stakeholders, ranging from home gardeners to professional growers and supermarkets to restaurants. According to the UN reports on global population, in 2018, plants grown in hydroponic systems achieved a 20-25% higher yield than the traditional agriculture system, with their productivity being 2-5 times higher. Also, owing to their controlled environmental conditions, the effect of climate changes can be balanced with the help of these systems, thereby not affecting the annual crop production.

Current Stage and Roadmap

Current Stage

We are selling indoor farming equipment to 2 enterprise customers and we believe to

increase our customer base to 10 by end of 2023. We are selling produce to 1 supermarket in Atlanta and working towards bring more fresh produce to the Southeast Region of the U.S.

Technology Roadmap:

Continue innovating on indoor farming hardware and software that grows fruiting vegetables and root vegetables (currently we only can grow leafy greens and mushrooms). Sell/License to businesses and organizations to utilize our farming equipment.

Market Expansion:

We aim to supply fresh hydroponic produce to 5 supermarkets and sell/license our farming technology to 10 enterprise customers in 2023 across the Southeast Region of the U.S. and internationally.

Production Expansion:

The Company is looking to expand it's food production operations to a 10 acre indoor farming facility development by 2025. With this expansion, we aim to produce 22 million pounds of fresh hydroponic produce every year. We will use part of the proceeds raised from this crowdfunding campaign towards purchase of land.

The Team

Officers and Directors

Name: Hyon Y. Choi

Hyon Y. Choi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: September, 2014 - Present
  Responsibilities: Responsible for providing strategic, financial and operational leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. Day to Day responsibilities include strategic direction, implementing proposed plans, media and public relations, product development, business development, partnerships, setting work culture and environment. Hyon Choi owns 21.87% equity and does not currently take a salary. Hyon plans to take a salary in 2023 of approximately $86,000 per year. He plans to take this once the $5M grant comes through which is anticipated in February 2023.

Name: Michael Jinks

Michael Jinks's current primary role is with Pollen Electric, LLC. Michael Jinks currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February, 2016 - Present
  Responsibilities: Attend Board Meetings and develop strategies. Currently does not take a salary. Has 1.69% equity.

Other business experience in the past three years:

- **Employer:** Wags Capital
  Title: CFO
  Dates of Service: January, 2021 - October, 2022
  Responsibilities: Finance Strategy, Analysis, Business Development

Other business experience in the past three years:

- **Employer:** Cash Network
  Title: Partner, Co-Founder
  Dates of Service: January, 2012 - July, 2021
  Responsibilities: Finance Strategy, Analysis, Business Development

Other business experience in the past three years:

- **Employer:** Pollen Electric, LLC
  Title: Managing Partner
  Dates of Service: October, 2022 - Present
  Responsibilities: Finance Strategy, Analysis, Business Development

Name: Patrick McGowan

Patrick McGowan's current primary role is with NGMI Global. Patrick McGowan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September, 2014 - Present
  Responsibilities: Attend board meetings. Currently does not take a salary. Has 19.81% equity.

Other business experience in the past three years:

- **Employer:** Spinning Rock
  Title: CEO
  Dates of Service: December, 2018 - December, 2020
  Responsibilities: Design, Business Development, Strategy

Other business experience in the past three years:

- **Employer:** NGMI Global
  Title: General Partner
  Dates of Service: June, 2021 - Present
  Responsibilities: Analysis, Product Incubation

Name: Dave Murray

Dave Murray's current primary role is with Accountants & Tax Consultants LLC. Dave Murray currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January, 2023 - Present
  Responsibilities: Responsible for tracking cash flow, financial planning, analyzing the company's financial strengths and weaknesses, and routine accounting functions. No Salary; No Equity.

Other business experience in the past three years:

- **Employer:** Accountants & Tax Consultants LLC
  Title: President
  Dates of Service: July, 2013 - Present
  Responsibilities: CPA

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Common Stock in the amount of up to $1,234,998.72 in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the

future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Ponix, Inc was formed on May 5th, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ponix, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a significant return.

Management will have broad discretion over the use of proceeds from this offering. The net proceeds from this offering, if any, will be used for working capital and general corporate purposes, including to fund construction of planned facilities. Management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of the stock.

We have an evolving business model, which increases the complexity of our business and makes it difficult to evaluate our future business prospects.

Our business model is continuing to evolve. We are primarily engaged in building a sustainable food company with a resilient and scalable ecosystem of applied technology greenhouses to produce fresh produce and food products in the U.S. We also intend to pursue additional opportunities through partnerships with third parties, including opportunities outside of the U.S. From time to time, we may continue to modify aspects of our business model relating to our products and services. We do not know whether these or any other modifications will be successful. The evolution of and modifications to our business model will continue to increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance and financial resources. Future additions to or modifications of our business model are likely to have similar effects. Further, any new products or services we offer that are not favorably received by the market could damage our reputation or our brand. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We face risks inherent in the greenhouse agriculture business, including the risks of diseases and pests.

We are focused on building small- and large-scale facilities across the US and in some foreign countries through partners with the goal of providing quality supply of fresh fruits and vegetables. As an agricultural business, we are subject to the risks inherent in an agricultural business, such as insects, plant and seed diseases and similar agricultural risks, which may include crop losses, for which we are not insured; production of non-saleable products; and rejection of products for quality or other reasons, all of which may materially affect our operational and financial performance. Although our produce is grown in climate-controlled greenhouses, there can be no assurance that natural elements will not have an effect on the production of these products.

The unavailability, reduction or elimination of government and economic incentives could negatively impact our business, prospects, financial condition and operating results.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of our operations or other reasons may result in the diminished competitiveness of the industry generally or our products in particular. This could materially and adversely affect the growth of the CEA facility markets and our business, prospects, financial condition and operating results.

Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, results of operations and financial condition.

The manufacture and marketing of food products is highly regulated. We and our suppliers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality, and safety of our products, as well as the health and safety of our employees and the protection of the environment.

A cybersecurity incident or other technology disruptions could negatively impact our business.

We use or plan to use computers, software and technology in substantially all aspects of our business operations. We build and operate robotics which rely on these technologies. Our employees also use or plan to use mobile devices, social networking and other online activities to connect with crew members, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Cybersecurity incidents are increasing rapidly in their frequency, sophistication and intensity, with third-party phishing and social engineering attacks. Our business involves sensitive information and intellectual property, including know-how, private information about crew members and financial and strategic information about us and our business partners. While we have implemented and plans to implement measures to prevent security breaches and cyber incidents, these preventative measures and incident response efforts may not be entirely effective. The theft, destruction, loss,

misappropriation or release of sensitive information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers and distributors, potential liability and competitive disadvantage all of which could negatively impact our business, financial condition or results of operations.

If we are unable to apply technology effectively in driving value for our clients through our technology-based platforms, our results of operations, client relationships and growth could be adversely affected.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat and opportunity presented by digital disruption and developments in technology. These may include new robotics and automation products which we seek to introduce as turnkey indoor growing technology solutions. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants such as technology companies and others. These new entrants are focused on using technology and innovation, including artificial intelligence, to simplify and improve the client experience, increase efficiencies, alter business models and effect other potentially disruptive changes in the industries in which we operate. If we fail to develop and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, client preferences and internal control standards, our value proposition and operating efficiency could be adversely affected. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. Our ability to build our technology depends on obtaining necessary capital when needed and on acceptable terms, which we may not be able to secure. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our results of operations, client relationships, growth and compliance programs.

The loss of any intellectual property could enable other companies to compete more effectively with us.

We own trademarks and other proprietary rights that are important to our business. These are valuable assets that reinforce the distinctiveness of our brand to consumers. We believe that the protection of our intellectual property is important to our success. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property, including trademarks and copyrights.

We may be unable to obtain or qualify for government grants and incentives in the future.

We applied for and received various government grants and incentives in connection with our business, and we may in the future apply for federal and state grants, loans and tax incentives under government programs designed to stimulate the economy

and support sustainable agriculture. Our ability to obtain funds or qualify for incentives from government or other sources is subject to availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining or qualifying for any of these additional grants, loans and other incentives, and failure to obtain or qualify for these grants, loans and other incentives could have a negative effect on our operating costs and ability to open additional greenhouses.

Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could negatively impact our business, prospects, financial condition and operating results.

We are exposed to the risk that our employees and independent contractors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, U.S. federal and state fraud, abuse, data privacy and security laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition and operating results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and operating results.

The COVID-19 pandemic could negatively impact on our business, results of operations and financial condition.

In connection with the COVID-19 pandemic, and variants thereof, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. While such measures have been relaxed in certain jurisdictions, to the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain, treat, or prevent COVID-19, there is likely to be an adverse impact on global economic conditions and consumer confidence and

spending, which could materially and adversely affect our operations and demand for our products. Although we have not experienced material financial impacts due to the pandemic, the fluid nature of the COVID-19 pandemic and uncertainties regarding the related economic impact are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Although our business is considered an "essential business," the COVID-19 pandemic could result in labor shortages, which could result in our inability to plant and harvest crops at full capacity and could result in spoilage or loss of unharvested crops. The impact of COVID-19 on any of our suppliers, distributors, transportation or logistics providers may negatively affect our costs of operation and our supply chain. If the disruptions caused by the COVID- 19 pandemic, including decreased availability of labor, continue despite the increasing availability of vaccines, our ability to meet the demands of distributors and customers may be materially impacted. Further, the COVID-19 pandemic may impact customer and consumer demand. There may be significant reductions or volatility in consumer demand for our products due to the temporary inability of consumers to purchase these products due to illness, quarantine or financial hardship, shifts in demand away from one or more of our products, decreased consumer confidence and spending, inflation or pantry-loading activity, any of which may negatively impact our results, including as a result of an increased difficulty in planning for operations and future growing seasons. The extent of the COVID-19 pandemic's effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic and the effectiveness of vaccines against COVID-19 and variants thereof, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of the COVID-19 pandemic on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease could negatively impact our business, financial condition results of operations and cash flows, and may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

If we fail to retain and motivate members of our management team or other key employees, our business and future growth prospects would be harmed.

Our success and future growth depend largely upon the continued services of our executive officers as well as other key employees. These executives and key employees have been primarily responsible for determining the strategic direction of the business and executing our growth strategy and are integral to our brand, culture and reputation with distributors and others in the industry. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. The loss of one or more of executive officers, or the failure by the executive team to effectively work with employees and lead the company, could harm our business.

The Company's CEO does not currently take a salary.

Hyon Choi, the Company CEO, does not currently take a salary, however, he owns 21.87% equity of the company. Hyon plans to take a salary in 2023 of approximately $86,000 per year. He plans to take this once the $5M grant comes through which is anticipated in February 2023. There is some risk in investing in a company whose day-

to-day operations are managed by an individual who does not receive a salary.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hyon Y. Choi	3,562,600	Class A Common Stock	21.87%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 502,032 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 75,000,000 with a total of 16,291,600 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. If any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

Liquidation. If any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividends. If any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

Liquidation. If any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation upon the consummation of and the listing and trading on a stock exchange of a Public Offering. The term "Public Offering" shall mean the offer and sale of securities of the Corporation for cash pursuant to an effective registration statement under the Securities Act of 1933, as amended, on Form S-1, or any successor form) in a Firm Commitment Underwriting. The term "Firm Commitment Underwriting" shall mean the securities are offered pursuant to an underwriting or similar agreement under which the underwriters are committed to purchase all of the securities being offered, except those purchased by others pursuant to a rights offering, if the underwriters purchase any of the securities.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021.

Revenue

Revenue for fiscal year 2022 was $351,485 a more than 100% increase compared to fiscal year 2021 revenue of $149,290. This is the result of more efforts placed in new business development.

Cost of sales

Cost of sales in 2022 was $82,927 a decrease of approximately $54,000 from costs of $136,623 in fiscal year 2021. The cost decreased because in 2022 the company sold less equipment, but revenues increased through selling consulting services, which are listed as part of General and Administrative Services in the income statements.

Gross margins

2022 gross profit increased by $256,000 over 2021 gross profit and gross margins as a percentage of revenues increased from 8.5% in 2021 to 76.4% in 2022. This improved performance was caused by increased sales in consulting services over sales of equipment.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents. Expenses in 2022 increased $164,665 from 2021 The Company hired consultants for project deliveries.

Historical results and cash flows:

We do not believe historical results are indicative of future cash flow. In 2022, we doubled our revenue from 2021. As of April 25, 2023, our revenue is $112,500. Following the trajectory we have seen in 2023 so far, we expect 2023 revenues to be in the range of $350,000 to $400,000. This also excludes any increase in revenue from the $5,000,000 grant that was award to the Company. We project Cost of Goods Sold including contractor expenses to be consistent to prior years as a percentage of revenues. We expect fixed costs to change very little.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand is minor. As of April 26, 2023, the Company has $104,810.29 available in the bank. There are no existing lines of credit. We believe through related parties that access to modest funds might be available upon request. There are no shareholder loans available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our current company operations, however, we intend to use the funds to finance future growth beyond what we currently can do. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from crowdfunding are not necessary for the viability of the company. We expect the company will continue to operate in a similar manner independent of the outcome of our raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Year to date 2023, the Company has an average monthly burn rate of $7,000 per month which includes but not limited to facility lease, utilities, technology fees, insurance, contractors, marketing, travel, and loan repayments to creditors. This average monthly burn rate is expected to remain until Q3 of 2023. Circumstances that could change this rate is from the increased activities stemming from the $5,000,000M USDA Grant Project that will start approximately in Q3 of 2023. The anticipated average monthly burn rate may significantly increase given the nature of fulfilling the grant objectives as well as standard business operations. We anticipate the additional burn because the grant will be approximately $138,888 per month for 36 months.

Should the Company meet the minimum funding goal of $15,000 we do not anticipate any additional changes to the burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

Year to date 2023, the Company has an average monthly burn rate of $7,000 per

month which includes but not limited to facility lease, utilities, technology fees, insurance, contractors, marketing, travel, and loan repayments to creditors. This average monthly burn rate is expected to remain until Q3 of 2023. Circumstances that could change this rate is from the increased activities stemming from the $5,000,000M USDA Grant Project that will start approximately in Q3 of 2023. The anticipated average monthly burn rate may significantly increase given the nature of fulfilling the grant objectives as well as standard business operations. We anticipate the additional burn because the grant will be approximately $138,888 per month for 36 months.

Should the Company meet the maximum funding goal of $1.235M, we anticipate an increase to the monthly burn rate of $65,000 per month for 18 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital including a USDA Partnerships for Climate-Smart Commodities grant of $4,999,188. To date,Ponix has been selected to receive the grant from the Biden-Harris Administration, through the U.S Department of Agriculture (USDA) for Partnerships for Climate-Smart Commodities in effort to expand markets for American producers who produce climatesmart commodities leveraging greenhouse gas benefits of climate-smart production, and providing meaningful benefits to producers, including small and underserved producers.

Indebtedness

- **Creditor:** Consciousness Incorporated -loan
  Amount Owed: $29,375.00
  Interest Rate: 0.0%

- **Creditor:** Hyon Choi - loan
  Amount Owed: $304.00
  Interest Rate: 0.0%

- **Creditor:** Dennis Fernland - Loan
  Amount Owed: $11,030.00
  Interest Rate: 0.0%

- **Creditor:** OKMagz, LLC- Promissory Note
  Amount Owed: $31,278.00
  Interest Rate: 12.0%
  Maturity Date: August 01, 2025

- **Creditor:** Lucas Kraft- Promissory Note
  Amount Owed: $24,661.00
  Interest Rate: 12.0%
  Maturity Date: November 05, 2025

- **Creditor:** Priscilla Choi- Promissory Note
  Amount Owed: $12,341.00
  Interest Rate: 12.0%
  Maturity Date: November 05, 2025

- **Creditor:** Julia Park - Loan
  Amount Owed: $4,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Consciousness Incorporated
  Names of 20% owners: Hyon Choi
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2021, the Company received money from Consciousness Incorporated, owned by the shareholder and the CEO, Hyon Choi, in the amount of $29,375. The loan bears no interest rate and has no set maturity date.
  Material Terms: As of December 31, 2021, and December 31, 2020, the outstanding loan is in the amount of $29,375 and $0, respectively.

- **Name of Entity:** Hyon Choi
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2021, the Company received money from the shareholder and the CEO, Hyon Choi, in the amount of $304. The loan bears no interest rate and has no set maturity date.
  Material Terms: As of December 31, 2021, and December 31, 2020, the outstanding loan is in the amount of $304 and $0, respectively.

- **Name of Entity:** Consciousness Incorporated
  Names of 20% owners: Hyon Choi
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As of December 31, 2020, the company had receivable from Consciousness Incorporated, related party in the amount of $1,746.
  Material Terms: The entire amount was collected during 2021.

Valuation

Pre-Money Valuation: $40,077,336.00

Valuation Details:

Ponix, Inc. ("Ponix" or the "Company") determined its valuation based on the following factors.

As a note, Ponix's Pre-Money Valuation method has been determined in the best efforts of the management team. Ponix has 4 Patents Applications filed with the USPTO as of November 2022 including (a) U.S. Patent Application No. 17245486 titled "HYDROPONICS PLANT GROWTH TOWERS USING PVC," dated April 20, 2021; (b) U.S. Patent Application No. 29780435 titled "HYDROPONICS PLANT GROWTH SYSTEM,' dated July 24, 2021; (c) U.S. Patent Application No. 63391722, titled "HYDROPONIC PLANT GROWTH TOWERS USING PVC," dated July 23, 2022; (d) U.S. Patent Application No. 63323505, titled "METHODS AND SYSTEMS FOR AUTONOMOUS PLANT GROWTH," dated March 25, 2022. Further, the company has fully developed 3 products stemming from these patents, has found product market fit, and has begun commercializing.

Intellectual Property

In addition to these patents, the company has also filed 5 trademarks with the USPTO including (a) Registration No. 4584455, titled "PONIX" for its brand design mark, dated January 20, 2014; (b) Registration No. 5489209, titled "PONIX" for its brand work mark, dated July 22, 2016; (c) Registration No. 6368588, titled "FOOD AS A UTILITY", dated July 24, 2020; (d) Registration No. 6192868, titled "THE FOOD UTILITY COMPANY", dated October 2, 2019; (e) Serial No. 90706290, titled "HOW'S IT GROWING?", dated May 12, 2021 (still pending). These trademarks allow the company to cohesively market and garner brand awareness for the company's products and services. We believe in light of our Intellectual Property portfolio, a $40,077,336.00 is justified.

Partnerships

The company has secured a strategic partnership with Ed Farm / Propel Center, a non-profit organization, which equips educators in schools and communities with innovative tools and strategies that support active learning and engagement for students and community members. Founded and supported with funding by Apple and Southern Company, Ed Farm / Propel Center has selected Ponix as an Industry Partner to deploy hydroponic farming systems and education curriculum around the systems to HBCUs, high schools, and middle schools across the country. In 2022 alone, we have deployed products and services to 2 HBCUs, 4 middle schools, and one high school. In 2023, we expect to triple our client base and then roll out our products and services on a national level. Other strategic partnerships are in the works with big box retailers and food distribution chains to distribute our hydroponic produce in the Southeast region of the U.S. - including hydroponic lettuce, spinach, bok choy, basil, microgreens, and more. When considering the above, we believe our strategic partnerships further justify our $40,077,336.00 valuation.

Industry & Landscape

The global indoor farming market size is valued at $39.5 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 13.5% from 2022 to 2030. In North America, the indoor farming market size is valued at $8.9 billion in 2021 and is expected to expand 13.9% from 2022 - 2030. We believe we have an opportunity to capture some of this market share as Ponix has spent the past eight years developing ways to grow food more cost-efficiently, at higher yields, while using minimal resources. We believe our technology provides a comprehensive indoor farming solution that allows anyone to grow clean, nutritious, and fresh produce year-round in any setting, including urban cityscapes and indoor spaces. Therefore, in light of the current industry and landscape, we believe our $40,077,336.00 valuation is justified.

Comparable Competitors

Here are the comparables for major indoor farming companies. We believe our Pre-Money Valuation is on target with these company valuations:

Plenty raised early-stage venture funding (Seed/Series A) of $26,000,000 for a 43.22% investor's equity stake and has raised $541,000,000 to date in total. InFarm raised early stage venture funding (Seed/Series A) of $24,540,000 for a 29.77% stake investor's equity stake and has raised $335,000,000 to date in total. Bowery Farms raised early-stage venture funding (Seed/Series A) of $23,500,000 for 53% investor's equity stake and has raised $129,880,000 to date in total.

Comps data was downloaded via Crunchbase.com as of July 29, 2021.

We believe that Ponix is different from it's competitors because we are seeking to establish resilient food systems to cities and municipalities as an AgTech and food utility company innovating on indoor farming solutions which further solidies our justification for a $40,077,336.00 valuation.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has two classes of securities authorized and one class of securities (Class A Common Stock) outstanding. The Company has no outstanding or reserved options, warrants, or other securities with a right to acquire shares.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.62 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  94.5%
  StartEngine Fees.

If we raise the over allotment amount of $1,234,998.72, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  5.0%
  We will use 5% of the funds raised to purchase inventory in preparation of increased marketing efforts.

- *Company Employment*
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer Service, Consultants, Professional Services, etc. Wages to be commensurate with training, experience and position.

- *Working Capital*
  35.0%
  We will use 35% to purchase food production facilities and to purchase manufacturing machinery.

- *Operations*
  14.5%
  We will use 20% of the funds for operations to cover expenses for additional marketing, as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ponixfarms.com/ (www.ponixfarms.com/investors/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ponix

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ponix, Inc.

[See attached]

I, Hyon Choi, the President of Ponix, Inc, hereby certify that the financial statements of Ponix, Inc and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $__528,877__;
taxable income of $__63,378__ and total tax of $__6,557__.   (cash basis)
             (Federal cash basis)   (Federal & State)

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ____4/24/2023____.



_____ (Signature)

____President_____ (Title)

____4/24/2023_____ (Date)

PONIX, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

FINANCIAL STATEMENTS:

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Ponix, Inc.
Atlanta, Georgia

We have reviewed the accompanying financial statements of Ponix, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related income statement, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 24, 2023
Los Angeles, California

PONIX INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	27,904	$	134
Acccount receivables, net		-		134,838
Due from related party		942		-
Total Current Assets		**28,846**		**134,972**
Property and Equipment, net		9,184		12,857
Right of Use Asset (ROU)		25,729		-
Intangible Assets		15,333		16,255
Total Assets	**$**	**79,092**	**$**	**164,084**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	115,930
Credit Cards		-		-
Current Portion of Promissory Notes and Loans		21,132		47,008
Other Current Liabilities		6,557		-
Total Current Liabilities		**27,689**		**162,938**
Promissory Notes and Loans		54,290		65,979
Operating Lease Liability		25,729		-
Total Liabilities		**107,707**		**228,918**
STOCKHOLDERS EQUITY				
Common Stock		1,629		1,629
Additional Paid in Capital		64,885		61,698
Retained Earnings/(Accumulated Deficit)		(95,129)		(128,161)
Total Stockholders' Equity		**(28,615)**		**(64,834)**
Total Liabilities and Stockholders' Equity	**$**	**79,092**	**$**	**164,084**

See accompanying notes to financial statements.

PONIX INC.
INCOME STATEMENT
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 351,485	$ 149,290
Cost of Goods Sold	82,927	136,623
Gross profit	268,558	12,667
Operating expenses		
General and Administrative	203,236	46,208
Sales and Marketing	7,627	-
Research and Development	-	-
Total operating expenses	210,863	46,208
Operating Income/(Loss)	57,695	(33,541)
Interest Expense	2,217	-
Other Loss/(Income)	22,446	-
Income/(Loss) before provision for income taxes	33,032	(33,541)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 33,032**	**$ (33,541)**

See accompanying notes to financial statements.

PONIX INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	-	$ -	$ -	$ (94,619)	$ (94,619)
Conversion from LLC into C Corp	16,291,600	1,629	61,698		63,327
Net income/(loss)				(33,541)	(33,541)
Balance—December 31, 2021	16,291,600	1,629	61,698	$ (128,161)	$ (64,834)
Stock-based compensation			3,188		3,188
Net income/(loss)				33,032	33,031
Balance—December 31, 2022	**16,291,600**	**$ 1,629**	**$ 64,885**	**$ (95,129)**	**$ (28,615)**

See accompanying notes to financial statements.

PONIX INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	33,032	$	(33,541)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		3,674		2,143
Amortization of Intangibles		2,957		4,125
Stock-based compensation		3,188		
Changes in operating assets and liabilities:				
Acccount receivables, net		134,838		(134,838)
Due from related party		(942)		1,746
Accounts Payable		(115,931)		115,930
Credit Cards		-		(103)
Other Current Liabilities		6,557		
Net cash provided/(used) by operating activities		**67,371**		**(44,538)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(15,000)
Purchases of Intangible Asset		(2,035)		
Net cash provided/(used) in investing activities		**(2,035)**		**(15,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		63,327
Repayment of Promissory Notes and Loans		(37,566)		(3,655)
Net cash provided/(used) by financing activities		**(37,566)**		**59,672**
Change in Cash		27,770		134
Cash—beginning of year		134		-
Cash—end of year	$	**27,904**	$	**134**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,217	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Ponix Inc. was incorporated on May 12, 2021, in the state of Delaware. On June 9, 2021, the Company merged with Ponix LLC, which was formed on September 30, 2014, in the state of New York. The name of the surviving company is Ponix, Inc. The financial statements of Ponix Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, Georgia.

Ponix is a provider of fresh produce and indoor farming solutions. The company solutions are easy to on-board, integrate, customize and easy to deploy in various applications. At the core, Ponix establishes and operates sustainable indoor farms within cities, providing consumers and businesses direct access to fresh fruits, vegetables, and herbs. Once the machinery is sold, the company sells growing supplies. The company provides consulting services regarding the feasibility of hydroponic farming, and creates hydroponic farming curriculum for Universities and Local School Districts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Ponix, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale fresh fruits, vegetables, and herbs. The company also provide indoor farming equipment, provide indoor farming consulting services, and also provide educational curriculum services around indoor farming as well.

Cost of sales

Costs of goods sold include the cost of goods sold, contract labor, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $7,627 and $758, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening

balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Tax Payable	6,557	-
Total Other Current Liabilities	$ 6,557	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Equipment	$ 19,897	$ 19,897
Property and Equipment, at Cost	19,897	19,897
Accumulated depreciation	(10,713)	(7,040)
Property and Equipment, Net	$ 9,184	$ 12,857

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $3,674 and $2,143, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
Patent	$ 31,148	$ 29,113
Intangible assets, at cost	**31,148**	**29,113**
Accumulated amortization	(15,815)	(12,858)
Intangible assets, Net	**$ 15,333**	**$ 16,255**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $2,957 and $4,125, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (2,957)
2024	(2,957)
2025	(2,957)
2026	(2,957)
Thereafter	(3,507)
Total	**$ (15,333)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The company is authorized to issue 75,000,000 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and 2,000,000 shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"). As of December 31, 2022, and December 31, 2021, 16,291,600 have been issued and are outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 38,013,733 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-		-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	8,145,800	$ 0.00	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	8,145,800	$ -	9.56
Exercisable Options at December 31, 2022	8,145,800	$ -	9.56

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $3,188 and $0, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Consciousness Incorporated -loan	$ 29,375	0.00%	Fiscal year 2021	Not set	$ -	$ -	$ -	$ 29,375	$ -	$ 29,375
Hyon Choi - loan	$ 304	0.00%	Fiscal year 2021	Not set	$ -	$ -	$ -	$ 304	$ -	$ 304
Dennis Fernland - Loan	$ 11,030	0.00%	Fiscal year 2019	Not set	$ 11,030	$ -	$ 11,030	$ 11,030	$ -	$ 11,030
OKMagz, LLC- Promissory Note	$ 115,930	12.00%	Fiscal year 2020	8/1/2025	$ -	$ 29,629	$ 29,629	$ 2,300	$ 28,978	$ 31,278
Lucas Kraft- Promissory Note	$ 29,375	12.00%	Fiscal year 2020	11/5/2025	$ -	$ 24,661	$ 24,661	$ -	$ 24,661	$ 24,661
Priscilla Choi- Promissory Note	$ 304	12.00%	Fiscal year 2020	11/5/2023	$ 6,102	$ -	$ 6,102	$ -	$ 12,341	$ 12,341
Julia Park - Loan	$ 4,000	0.00%	Fiscal year 2020	Not set	$ 4,000	$ -	$ 4,000	$ 4,000	$ -	$ 4,000
Total					$ 21,132	$ 54,290	$ 75,422	$ 47,008	$ 65,979	$ 112,988

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 21,132
2024	-
2025	54,290
Thereafter	-
Total	**$ 75,422**

Lease

The company entered into an operating lease agreement for certain business premises. Our lease has original lease periods expiring in 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ -
Additions	$ 26,741
Lease payments	(1,012)
Balance at end of period	$ 25,729

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 12,558
2024	13,196
2025	-
2026	-
2027	
Thereafter	-
Total	$ 25,754

9.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 2022	December 31, 2021
Current:		
Federal, state, and local	$ -	$ -
Total Tax Expense/(Benefit)	$ -	$ -
Deferred		
Federal, state, and local	$ 6,557	$ (10,396)
Total Deferred Tax Expense/(Benefit)	$ 6,557	$ (10,396)
Valuation Allowance	(6,557)	10,396
Net Tax Provision	$ -	$ -

Deferred tax assets (liabilities) comprised the following:

	December 31, 2022	December 31, 2021
Net Operating Loss	$ 3,839	$ 10,396
Valuation Allowance	$ (3,839)	$ (10,396)
Net Deferred Tax Assets	$ -	$ -

The cumulative NOLs are $14,352 as of December 31, 2022.

10.   RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 24, 2023, which is the date the financial statements were available to be issued.

In 2023, the company has raised $16,837 by issuing 6,845 stocks on CrowdFunding platform StartEngine at a price of $2.46 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Watchlist

28 DAYS LEFT

INVEST IN PONIX TODAY!

The Food Utility Company

Ponix is a food utility company innovating on smart indoor farming equipment and distributing produce grown using the company's proprietary systems. Ponix has generated ...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PONIX

$17,097.01 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

REASONS TO INVEST

- Ponix's patented technology for indoor agriculture allows any user to grow fresh crops autonomously, indoors, regardless of season or climate conditions.
- At its core, Ponix is a modern farming company committed to providing fresh produce to communities. Currently in the U.S., businesses and consumers spend an estimated $6B on fruit and vegetable markets, $119B on wholesale produce, and $18B on vegetable farming for a total addressable market of $143B. Secondarily, our business also targets the global agriculture equipment market, valued at $155B.*
- Ponix has been selected to receive a $5M grant from the Biden-

Invest Now
$2.46 Per Share

RAISED	INVESTORS
$17,097.01	27
MIN INVEST	**VALUATION**
$250.92	$40.08M

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$17,097.01 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

REASONS TO INVEST

- Ponix's patented technology for indoor agriculture allows any user to grow fresh crops autonomously, indoors, regardless of season or climate conditions.
- At its core, Ponix is a modern farming company committed to providing fresh produce to communities. Currently in the U.S., businesses and consumers spend an estimated $6B on fruit and vegetable markets, $119B on wholesale produce, and $18B on vegetable farming for a total addressable market of $143B. Secondarily, our business also targets the global agriculture equipment market, valued at $155B.*
- Ponix has been selected to receive a $5M grant from the Biden-Harris Administration, through the U.S Department of Agriculture (USDA) for Partnerships for Climate-Smart Commodities in efforts to tackle climate-change, food insecurity, and racial injustice via our smart indoor farming technology.

Invest Now
$2.46 Per Share

RAISED	INVESTORS
$17,097.01	27
MIN INVEST	**VALUATION**
$250.92	$40.08M

*Market information provided by IBISWorld & Grand View Research (source, source, source, source)

THE PITCH

Seeking to establish resilient food systems to cities and municipalities, Ponix is an AgTech and food utility company innovating on indoor farming solutions. Ponix has generated over $550,000 in revenue thus far in 2022, stemming from licensing our proprietary indoor agriculture technology to businesses and operations of our own autonomous smart indoor, vertical farming facilities to produce and distribute fresh fruits, vegetables, and herbs.

Establish Local Food Ecosystems through Innovative Agriculture

Ponix is building **resilient food systems** by creating **innovative agriculture solutions** and deploying them to the commercial market where consumers and communities everywhere can utilize our smart farming technology.

Leveraging hydroponics, aquaponics, aeroponics and indoor vertical growing methods, we are able to produce a variety of high-quality, nutrient-rich, crops with minimal resources and no pesticides. Our **zero-waste approach** uses 99% less fuel, requires 95% less land, and 90% less water compared to conventional soil farming.

INNOVATIVE AGRICULTURE

- **Zero food waste**
- **90% less water**
- **95% less land**
- **99% less fuel used**



THE PROBLEM & OUR SOLUTION

Accelerating Vertical Farming to Enable a New Level of Food Security

By 2050 we will need to feed **approximately 2 billion more global citizens,** however, given that traditional agricultural practices **consume 70% of the planet's water** and **arable land reserves have diminished** in recent years, we believe a more sustainable approach is needed in order to ensure food security for future generations.



INDOOR FARMING SOLUTIONS

Grow clean, nutritious produce year-round, anywhere

To respond to these challenges, Ponix has spent the past eight years developing ways to grow food **more cost-efficiently**, at **higher yields**, while using **minimal resources**. Our technology provides a comprehensive indoor farming solution that allows anyone to grow clean, nutritious, and fresh produce **year-round in any setting**, including urban cityscapes and indoor spaces.

PONIX OFFERINGS





PONIX PRODUCE
Fresh, locally grown produce with zero pesticides and nutrient-rich

PONIX FARM
Vertical farming technology enabling a new level of food security

PONIX OS
Automate, monitor and control farm systems with precision

Smart farm facilities established with Ponix can be **easily automated, monitored, and controlled** with precision, ensuring a consistent supply while also preventing seasonal shortages and related price fluctuations.

ALWAYS FRESH & LOCAL



THE MARKET & OUR TRACTION

Proven Innovation Primed to Lead the Way in Urban Indoor Farming

At the heart of Ponix's operations, we are actively establishing a proof of concept using our own systems to grow and sell fresh produce. Our anticipated flagship 10-acre farm will be based in Atlanta, GA, and is expected to be **capable of 22M lbs of produce annually, which has the potential to feed a population of 18,000 daily.** No negotiations have begun to purchase the 10-acre facility as of yet.

EXPECTED TO PRODUCE **22M lbs** ANNUALLY	**3** FULLY DEVELOPED PRODUCTS	**$550K+** REVENUE GENERATED IN 2022
	4 PATENTS FILED	



*Image above features a 3D rendering of the Ponix production facility.

AGRICULTURE EQUIPMENT





PONIX MINI

PONIX RACK

PONIX CONTAINER FARM

Taking a Bite Out of Food Insecurity

Due to the success we've seen, the company is now seeking to expand into the agricultural equipment sector, potentially licensing our hardware and software commercially to create social impact. At present, Ponix has **three fully developed products** and **four patents filed** for proprietary designs. We have also secured a number of **strategic partnerships with governmental agencies, NGOs, academic institutions, and HBCUs** who are working to roll out our smart farming systems in **underserved communities & food deserts** and equip **tomorrow's AgTech workforce** with future facing solutions.



U.S. MAP OF BLACK
COLLEGES & UNIVERSITIES
HBCUs
No Car and No Supermarket Store Within a Mile

*Information provided by The Blackout Coalition & the Department of Agriculture, Centers for Disease Control

Ponix has been selected to receive a **$5M grant from the Biden-Harris Administration**, through the U.S Department of Agriculture (USDA) for Partnerships for Climate-Smart Commodities in effort to expand markets for American producers who produce climate-smart commodities leveraging greenhouse gas benefits of climate-smart production, and providing meaningful benefits to producers, including small and underserved producers. With a partnership with Propel Center, an Apple Inc. and Southern Company-supported HBCU innovation hub, **Ponix will lead a coalition to tackle distinct problems in food insecurity, climate change, and racial injustice while expanding markets for climate-smart commodities.** (source)

WHY INVEST

A Critical Point to Deploy Innovative Farming Solutions

At Ponix, we believe that everyone deserves access to clean, nutritious produce and reliable food resources. Anticipating that supply and production levels are poised to fall short of meeting future demands, it is our opinion that **the time to invest in sustainable agricultural technology is now.**



SUPERMARKETS
RESTAURANTS & KITCHENS
FARMERS
EDUCATORS
PROPERTY OWNERS & DEVELOPERS
GOVERNMENT

As Ponix continues to grow, our vision is to set the standard for the indoor farming industry and expand worldwide by developing franchise opportunities. With your support we look forward to feeding global communities and ensuring that food is an available utility for all. Invest with us today on StartEngine!



Join us in feeding global communities and ensuring that food is an available utility for all

ABOUT

HEADQUARTERS
209 Edgewood Ave. SE #102
Atlanta, GA 30303

WEBSITE
View Site

Ponix is a food utility company innovating on smart indoor farming equipment and distributing produce grown using the company's proprietary systems. Ponix has generated over $550,000 in revenue thus far in 2022.

TEAM



Michael Hyon Choi
CEO & Board Member

Michael is a Co-founder and Chief Executive Officer at Ponix. He is a devoted entrepreneur with core skills in hydroponics, engineering, and business leadership. He has a decade of experience in growing a variety of crops indoors. As an engineer, Michael earned his A&P license from the FAA and performed routine maintenance on a fleet of aircrafts for Delta Airlines. He provides strategic, financial and operational leadership for the company, works closely his team, and is the driving force behind Ponix's development and future path.

Please note Michael does not currently take a salary for his role, please refer to the Company's risk factors section in its offering materials for further details.



Patrick McGowan
Board Member

Patrick is a Co-founder and board member at Ponix, where he helped establish core technologies and products. As a serial entrepreneur, Patrick has built and invested in decentralization and sustainability for the past decade and currently runs a venture capital studio he started with founding members of Ethereum. He is experienced in product development, branding, and business development. Patrick has played key roles in successful fundraising for technology startups, raising over $4 million in equity.



Michael Jinks
Board Member

Michael is a serial entrepreneur, angel investor, and serves as a board member. He has generated over $1 billion in revenue for his clients through his own marketing company. He is experienced in marketing, data science, e-commerce, FF&E equipment, and merchant services. He currently serves as a Managing Partner of Pollen Electric, an EV charging solution for enterprise fleets. Michael has had several successful company exits, serving as an executive - CEO, CFO, COO, and Board Member.





Dave Murray, CPA CGMA
CFO | Part-Time

David brings over 3 decades of experience working with companies and individuals to solve tax, accounting, internal operating, and corporate governance problems as a certified CPA. He also provides specialized accounting and CFO services to companies with annual revenues of $500k - $50mm. As CFO, he focuses on planning opportunities to minimize personal and corporate tax liabilities, capital management, and financial planning to support financial objectives. Dave served on the Board of Directors of Zandex, Inc., GetProof.com, Inc, and Appletree Homes. Dave serves as Owner/Operator for Accounts & Tax Consultants, LLC. He earned his Master's in Accounting at Brigham Young University.

Dave works 5 hours per week on Ponix.





Derek Saunders, Esq.
Legal Counsel | Part-Time

Derek brings over 3 decades of experience as a business and transactional attorney. He served as a General Counsel for a number of development stage companies, especially in regulated industries, and advised in many areas including procurement, SaaS and other cloud-based services agreements, technology licensing, intellectual property matters, M&As, joint ventures, securities offerings, corporate governance, startups, human resources, privacy policies and franchising. Derek serves as a Managing Attorney for L&F Brown, P.C. and has prior experience working as General Counsel for a publicly traded company. He earned his Juris Doctor at SMU Dedman School of Law and Bachelor's Degree in Economics and History from Duke University.

Derek works 1 hour per week on Ponix.





Gigi Gouraige
Project Manager | Part-Time

Gigi is an experienced project manager who leads our team in planning, developing, implementing core projects. She brings a great deal of clarity to all team members, ensures stakeholder satisfaction, and solves issues that arise directly. She is an entrepreneur and founded her own digital agency company and has an impressive track record of designing and developing tools, solutions, and services to high-growth startups and Fortune 500 companies. Gigi serves as Head of Web3 at WebTheory, LLC and previously worked at The Home Depot as a Merchandise Planner. She earned her Bachelor's Degree in Business Administration at Kennesaw State University.

Gigi works 10 hours per week on Ponix.





Taylor Anderson
Account Manager | Part-Time

Taylor is an experienced account manager who goes the extra step for our clients. She is a highly detail-oriented person, patient, empathetic and open to service for the needs of others. She develops and maintains strong relationships with new and existing customers and ensures their needs are understood and met. Taylor previously worked as an Asset Coordinator for The Walt Disney Company and an Office Production Assistant at Marvel Studios. She earned her Bachelor's Degree in Education Studies and minor in Japanese Studies at Spelman College.

Taylor works 10 hours per week on Ponix.





Benjamin Holleran
Systems Engineer | Part-Time

Benjamin brings over a decade of experience as a systems engineer and manages automated machinery that help simplify complex, repetitive, and time-consuming processes for our indoor farms. He has experience in electro-mechanical, software systems and developed innovative, cradle to cradle solutions for several tech-enabled companies. Benjamin earned his Bachelor's Degree in Mechatronics, Robotics and Automation Engineering from Vermont Technical College.

Benjamin works 15 hours per week on Ponix.





Ryan Hafner
Software Engineer | Part-Time

Ryan is a seasoned full-stack software engineer who manages our automated, tech-enabled software system that monitors and controls every aspect of our indoor farms. He custom programs and maintains microcontrollers, series of sensors, IoT devices, and web/iOS applications that enable any user to manage their indoor farm through smart devices. Ryan serves as the Co-founder and Technical Director at Spinning Rock, LLC and earned his Bachelor's Degree in Mechanical Engineering.

Ryan works 15 hours per week.





Juliet Eden
Grants & Partnerships Manager | Part-Time

Juliet is an experienced grants and program manager who develops public, private partnerships to implement project objectives focused around food equity, access, and providing sustainable agricultural solutions. Juliet serves as Marketing Coordinator at Second Helpings Atlanta and previously worked as Sustainability Coordinator for the City of Decatur, Food Access & Sustainability Program Manager for the City of Atlanta, and completed an internship at Ponix as Farm Manager. She earned her Bachelor's Degree in Ecology, minor in Geography, and Certificate of Sustainability at the University of Georgia.

Juliet works 10 hours per week.





Edward Jung
Strategic Advisor

Edward is an avid inventor, thought leader, and technologist. He founded several companies setting strategic technology direction after leaving Microsoft Corp, where he was chief architect and advisor to executive staff. During his time at Microsoft, he co-founded many Microsoft teams, products and web services. Before joining Microsoft in 1990, Edward ran the Deep Thought Group, working on neural network chips for learning and parallel computation. He also consulted and wrote software for NeXT Computer, Apple Computer and its Advanced Technology Group, and the Open Software Foundation. An avid inventor, Edward holds over 900 patents worldwide and over 500 patent applications pending in the areas of biomedicine, computing, networking, energy, and material sciences. He served as an advisor to Harvard Medical School, the Fred Hutchinson Cancer Research Center and the Institute for Systems Biology, as well as a consultant to the Asia Pacific Federation, the Aspen Institute, the China Academy of Science, the National Academy of Sciences, and the World Health Organization.

Edward works 1 hour per week.





Cathleen Richardson
Strategic Advisor

Cathleen is an accomplished classroom educator, thought leader, and a highly sought after keynote speaker. Cathleen is currently spearheading two $100 million national Community Education & Racial Equity and Justice initiatives at Apple Inc. She has been a pioneer educational technology specialist for over 25 years working closely with classroom teachers, district administrators and superintendents, policy-makers, government officials, collegiate presidents, non-profit organizations, and the public-at-large to achieve best practice technology into teaching and learning with high energy. As a keynote speaker, Cathleen has spoken at over 1,000 local, regional, and national conferences to educate and accelerate the transformational power that technology plays in the school and beyond. She served on the Board of Trustee for the National Coalition of Girls' Schools and served on the Advisory Board for Tech & Learning. Cathleen earned her Bachelor's in Mass Media from Clark Atlanta University and a Master's in Instructional Technology at Troy State University.

Cathleen works 1 hour per week on Ponix.



Andrew Hollis



Andrew Hollis
Strategic Advisor

Andrew is the co-owner and Vice President at Slater Infrastructure Group, a water and waste-water engineering and management firm based in Alpharetta, GA responsible for over 200 million gallons of water per day. He was trained as a wastewater operate at the Johns Creek Environmental Campus, an award winning, 15-MGD advanced wastewater treatment facility. He manages wastewater operations throughout the Southeast region of the U.S. and provides O&M solutions to municipalities, public entities and industrial corporations. Andrew is a licensed Class 3 Georgia Wastewater & Water Operator, certified Lean Six Sigma Green belt, and earned his MBA at the University of Georgia.

Andrew works 1 hour per week on Ponix.



George Tagg, Jr.
Strategic Advisor

George is a business leader, licensed attorney with a master's in international affairs. He has over 20 years' experience in the U.S. Congress, Department of State, Department of Defense, political campaigns, and global public policy. He has advised members of Congress, Secretaries of State and Defense, foreign heads of states, and global CEOs on a variety of sensitive issues related to global economics, energy, politics, and security. George has received multiple awards and commendations for developing strategic initiatives and solving complex problems for numerous U.S. government agencies, private companies, and foreign governments.

George works 1 hour per week on Ponix.



Ted Anastasiou

Ted Anastasiou
Strategic Advisor

Ted is an accomplished business leader and attorney who advises clients navigate opportunities and risks at the intersection of business, media and government, in addition to sourcing and negotiating partnership and acquisition deals. His clientele ranges from high-profile artists and athletes to multinational companies and venture-backed startups in fintech, healthtech, cannabis and web3. Ted's experience includes founding and scaling a political technology company, working as counsel for a publicly-traded hospitality company, and serving as an executive appointee and counsel for the New York Governor.

Ted works 5 hours per week on Ponix.



TERMS

Ponix

Overview

PRICE PER SHARE
$2.46

VALUATION
$40.08M

DEADLINE
May 25, 2023



FUNDING GOAL
$15k - $1.23M



Breakdown

MIN INVESTMENT
$250.92



OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.72



ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
6,097

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
502,032

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $1,000 within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest $1,000 within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest $1,000 within the first two weeks and receive an 5% bonus shares.

Amount-Based:

$500+ | The Planter

Invest $500+ and receive a free Ponix t-shirt.

$1,000+ | The Cultivator

Invest $1,000+ and receive a free Ponix t-shirt + free Ponix Mini home garden + 5% Bonus Shares.

$2,500+ | The Producer

Invest $2,500+ and receive a free Ponix t-shirt + free Ponix Mini home garden + 7% Bonus Shares.

$5,000+ | The Harvester

Invest $5,000+ and receive a free Ponix t-shirt + free Ponix Mini home garden + 10% Bonus Shares.

$10,000+ | The Future Farmer

Invest $10,000+ and receive a free Ponix t-shirt + free Ponix Mini home garden + VIP access to Ponix Harvest Invitational Events + 15% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Ponix, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.46/share, you will receive 10 additional shares of Class B Common Stock, meaning you'll own 110 shares for $246. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS







STARTUP.INFO

Ponix Reclassifying "Food as a Utility" during the Pandemic Reveals Michael Choi

View Article

METRO ATLANTA CHAMBER

Atlanta Convenes: IoT/Smart Cities Gamechangers from Around the Globe are Solving the Most Pressing Issues of Our Time // The first Living Lab launch with Ponix occurred on the eve of Smart City Expo Atlanta. The project is a wonderful example of public, private partnerships in action & is support..

View Article

GREENMATTERS

Ponix Is Bringing Local Produce to Food Deserts With Hydroponic Technology // Ponix's primary goal is to establish food security in urban areas, namely in food deserts; additionally, the company wants to yield more nutritious, local produce; to reduce the environmental impact...

View Article

Show More Press

ALL UPDATES

04.11.23

How's it growing?



Ponix is excited to launch a line of comprehensive AgTech solutions for the education sector. We have 4 fully developed products that are turn-key, scalable and aligned with STEM curriculum programs. Our solutions are already being used by elementary, middle, high school and colleges. Check out our offerings for the education here!

We'd love it if you would share the StartEngine Ponix campaign with a friend or two so we can get closer to our goal!

03.07.23

2022 Revenue Snapshot



We're excited to share that Ponix's 2022 revenue came in at 310% of 2021. In 2022, we realized over $550,000 in revenue compared to over $134,000 in 2021. We are looking forward to continuing to grow with you and reach our offering max. Spread our campaign with your friends, family, and colleagues and let's make it happen!

Show More Updates

⚡ **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Ponix.

$250 STARTENGINE OWNER'S BONUS This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below. Select	**$500** THE PLANTER Invest $500+ and receive access to a private Discord channel + a free Ponix t-shirt. Select	**$1,000** THE CULTIVATOR Invest $1,000+ and receive access to a private Discord channel + a free Ponix Mini home garden + a free Ponix t-shirt + 5% Bonus Shares. Select
$2,500 THE PRODUCER Invest $2,500+ and receive access to a private Discord channel + a free Ponix Mini home garden + a free Ponix t-shirt + 7% Bonus Shares. Select	**$5,000** THE HARVESTER Invest $5,000+ and receive access to a private Discord channel + a free Ponix Mini home garden + a free Ponix t-shirt + 10% Bonus Shares. Select	**$10,000** THE FUTURE FARMER Invest $10,000+ and receive access to a private Discord channel + a free Ponix Mini home garden + a free Ponix t-shirt + VIP access to Ponix Harvest Invitational Events + 15% Bonus Shares. Select

JOIN THE DISCUSSION

SV — What's on your mind?

0/2500

Post

MM — **Matt Mulvihill**
17 days ago

Hi,
...
Show more

1 0

MC

Michael Choi
Ponix • 17 days ago

Hey Matt,
...
Show more

0

WC

W Kim Colich 87 INVESTMENTS
SE Investor • 2 months ago

Hi, There appears to be something wrong with your "Rewards" section display:...
Show more

1 0

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign Video</u>

Ponix is an on-site hydroponic vertical farming company. We work with public and private sectors to establish and operate sustainable indoor farms, which produce and distribute fresh local foods all year round directly to surrounding consumers and businesses. As food producers, we believe that everyone should have access to fresh food no matter the circumstances. At Ponix, we're on a mission to reclassify food as a utility. We see a future where food is locally grown in cities and distributed to consumers and businesses seamlessly, just like how wifi, power, and water are provided. Our crops are grown indoors without soil and completely pesticide free because we grow inside clean and controlled environments. We monitor and operate the farm's year round in any location using smart devices. This process uses up to 90% less water compared to traditional soil farming methods. We are constantly thinking about the future.

By 2050, we'll need to feed 2 billion more people. How do we do this without hurting the planet? Studies show that 68% of our population will be living in cities. Our current food system is not equipped to handle this shift yet. Consider the shrinking workforce. The average age of farmers is 66 worldwide. Where are the new generations of farmers? In a world that demands more, how do we plan to fulfill this need? At Ponix, we're passionate about food justice and would like to live in a reality where all vital human physiological needs can be met through sustainable production and distribution of resources. Our goal is to alleviate food deserts across the world and then nourish our communities with fresh food. That is why Ponix is working with private and public sectors to come up with creative solutions and build out the infrastructure needed to solve our food system and prepare for this massive shift. Upgrading your office, university, or retail operation for direct access to the freshest produce hasn't been this easy. Welcome to the world of Ponix.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:26 AM 05/12/2021
FILED 11:26 AM 05/12/2021
SR 20211730980 - File Number 5917130

CERTIFICATE OF INCORPORATION OF PONIX, INC A STOCK CORPORATION

This certificate of Incorporation is submitted for filing pursuant to the applicable provisions of the General Corporation Law of the State of Delaware.

Article I - Entity Name and Type

The name and type of filing entity being formed are: Ponix, Inc, a Delaware stock corporation (hereinafter "Stock Corporation").

Article II - Registered Office and Registered Agent

The Registered Office of the corporation in the State of Delaware is located at 221 N Broad St, Middletown, Delaware 19709, and County of New Castle. The name of the Registered Agent at such address upon whom process against this corporation may be served is Incyourbiz Corp.

Article III - Purpose

The purpose for which the Stock Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV - Authorized Shares

Stock Corporation is authorized to issue a total of 50,000,000 shares, and the shares shall have $.0001 par value per share.

Article V - Incorporator

The name and address of the Incorporator is:

Name	**Address**
Hyon Choi	2163 Oakdale Estates Ct Smyrna, GA 30080

Article VI – Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: May 10, 2021

Hyon Choi

Hyon Choi

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

PONIX, INC

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Article IV" so that, as amended, said Article shall be and read as follows:

PLEASE SEE ATTACHED AMENDMENT TO ARTICLE IV

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd day of December, 2022.



By: [signature]
Authorized Officer

Title: President

Name: Hyon Choi
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:24 AM 12/27/2022
FILED 10:24 AM 12/27/2022
SR 20224371471 - File Number 5917130

AMENDMENT TO
CERTIFICATE OF INCORPORATION OF PONIX, INC.

ARTICLE IV

Section 1. <u>Authorized Shares.</u> This Corporation is authorized to issue 75,000,000 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and 2,000,000 shares of Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

Section 2. <u>Common Stock.</u> A statement of the designations of each class of Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

    (a)   <u>Voting Rights.</u>

    (i) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

    (ii) Except as otherwise required by law, Shares of Class B Common Stock shall be non-voting; provided that so long as any shares of Class B Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock at a meeting of the holders of Class B Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Class A Common Stock) the preferences, rights or powers of the Class B Common Stock.

    (iii) Concurrently with the filing of this Second Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing shall be redesignated as Class A Common Stock.

    (b)   <u>Dividends.</u> If any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or

rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

(c)   Liquidation. If any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d)   Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner, with the holders of Class B Common Stock interests remaining non-voting.

(e)   Equal Status. Except as expressly provided in this Article IV, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

(f)   Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation upon the consummation of and the listing and trading on a stock exchange of a Public Offering. The term "Public Offering" shall mean the offer and sale of securities of the Corporation for cash pursuant to an effective registration statement under the Securities Act of 1933, as amended, on Form S-1, or any successor form) in a Firm Commitment Underwriting. The term "Firm Commitment Underwriting" shall mean the securities are offered pursuant to an underwriting or similar agreement under which the underwriters are committed to purchase all of the securities being offered, except those purchased by others pursuant to a rights offering, if the underwriters purchase any of the securities.

(g)   Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.